Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.	HuntMountain Resources, LTD, a wholly-owned Canadian subsidiary.

2.	HuntMountain Investments, LLC, a wholly owned limited liability company.

3.	Cerro Cazador S.A. , an Argentine subsidiary 95% owned by HuntMountain Resources, LTD and 5% owned by HuntMountain Investments, LLC.

4.	Cerro Cazador Mexico S.A. De C.V., a wholly-owned Mexican subsidiary.